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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER

8- 40174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING_12/31/05_

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Gruen, Hans Peter*

                      PROBITY FIRST FINANCIAL SERVICES

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

            VIA BELTRAME 17

(No. and Street)

VICENZA	ITALY	36100
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      PETER GRUEN   01139 0444 515286

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    GREENE, ARNOLD G., CPA

                    (Name – if individual, state last, first, middle name)

    866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 3 1 2006 *E*

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ PETER GRUEN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ PROBITY FIRST FINANCIAL SERVICES _____, as of _____ DECEMBER 31, 2005 _____, _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

SOLE PROPRIETOR
Title

Vicenza, January 24, 2006

_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PROBITY FIRST FINANCIAL SERVICES

REPORT

FORM X-17A-5

DECEMBER 31, 2005

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

PROBITY FIRST FINANCIAL SERVICES

CONTENTS

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Sole Proprietor of

PROBITY FIRST FINANCIAL SERVICES

I have audited the accompanying statement of financial condition of Probity First Financial Services as of December 31, 2005 and the related statements of income and expenses, changes in capital account, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probity First Financial Services as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 23, 2006

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:

Cash	$ 14,571
Receivables from brokers and dealers:	
Commissions receivable	930
Investments (NASD)	3,300
Total assets	**$ 18,801**

LIABILITIES AND OWNERSHIP EQUITY

Liabilities:

Accrued expenses payable	$ 750
Total liabilities	750
Capital:	18,051
Total liabilities and capital	**$ 18,801**

See notes to financial statements.

2

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:

Commissions		$ 80,697
Total revenue		**80,697**

Expenses:

Salary of proprietor	$69,000	
Registrations and assessments	2,605	
Professional fees	3,000	
Consulting fees	1,750	
Other expenses	3,799	
Total expenses		**(80,154)**
Net income		**$ 543**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Resources provided:

Net income		$ 543
Decrease in receivables from brokers & dealers		1,789
Total resources provided		**2,332**
Resources applied:	$ -0-	
Total resources applied		**-0-**
Increase in cash		2,332
Cash - January 1, 2005		12,239
Cash - December 31, 2005		**$14,571**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

PROBITY FIRST FINANCIAL SERVICES

STATEMENT OF CHANGES IN CAPITAL ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2005

Capital, January 1, 2005	$ 17,508
Add: Net income	543
Capital, December 31, 2005	**$ 18,051**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2005	**$ -0-**

See notes to financial statements.

5

PROBITY FIRST FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. The following supplementary information is submitted:

   Exemption from Rule 15c3-3 is claimed under (k) (1).

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $14,751. In January 2006, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $10,115. The difference of $4,636 is due to adjustments made during the audit.

2. As a sole proprietor, owner's personal assets substantially exceed both his personal and business liabilities.

PROBITY FIRST FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Capital		$ 18,051
Less: non-allowable assets		(3,300)
Net capital before haircuts		14,751
Less: Haircuts		-0-
Net capital		**14,751**

Greater of:		
Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $ 750)	$ 50	5,000
Excess net capital		**$ 9,751**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 750**
Percentage of aggregate indebtedness to net capital	**5%**

See notes to financial statements.

7

PROBITY FIRST FINANCIAL SERVICES

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2005

Net capital per company's unaudited X-17A-5
Part IIA Filing (Focus Report) $ 10,115

*   Add: Audit Adjustments   4,636

Net capital per audited report, December 31, 2005   **$ 14,751**

*   The above adjustments are due to commission income not previously recorded.

8

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Sole Proprietor of

Probity First Financial Services

I have examined the financial statements of Probity First Financial Services for the year ended December 31, 2005 and have issued my report thereon dated February 23, 2006. As part of my examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or

other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 23, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT